Elementis plc

Documents Furnished Under Cover of Letter Dated November 30, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	89801	November 30, 2007

07028584

SUPPL

PROCESSED

DEC 1 2 2007

THOMSON
FINANCIAL



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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

    RNS Number:8980I
Elementis PLC
30 November 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's
Disclosure and Transparency rules, the Company announces that it has an issued
and voting share capital of 446,409,414 ordinary shares of 5p each at
29 November 2007. The Company holds no such ordinary shares as treasury
shares.

The above figure (446,409,414) may be used by shareholders as the denominator
when calculating their interests in the Company for the purpose of determining
whether they are required to notify their interest under the FSA's Disclosure
and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

                    This information is provided by RNS
         The company news service from the London Stock Exchange

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